                                                                    EXHIBIT 99.1

                                                                  [OLICOM LOGO]

                     OLICOM REPORTS FIRST HALF 2002 RESULTS


COPENHAGEN, DENMARK, AUGUST 28, 2002 - Olicom A/S (OTC Bulletin Board: OLCMF) ("Olicom" or "the Company") today announced a net loss for the first six months of 2002 of 11.4 million Danish Kroner ("DKK"), or US$ 1.5 million. The loss per share was DKK 0.67 or US$ 0.09 per share. All amounts expressed in U.S. dollars are calculated at the June 30, 2002, rate of exchange between the U.S. dollar and the Danish Krone.

As of June 30, 2002, Olicom had cash, cash equivalents and restricted cash of DKK 141.1 million, or US$ 18.9 million. Shareholders' equity at June 30, 2002, was DKK 234.7 million, or US$ 31.5 million, corresponding to DKK 13.71 per share or US$ 1.84 per share.

As announced previously, with effect from this fiscal year, it was decided to change Olicom's accounting policy in order to better be able to present a fair view of the Company's assets, financial position and results. The Company's assets are now assessed by the estimated market value ("current value").

For comparison reasons, the Company's financial statements for 2001 have been adjusted in accordance with the new accounting policy. The adjusted financial statements record shareholders' equity at year-end 2001 to be DKK 244.3 million, or US$ 32.9 million, corresponding to DKK 16.3 million, or US$ 2.2 million, more than reported in the financial statements for 2001.

The first half 2002 result was affected unfavorably by valuation adjustments of portfolio companies of DKK 13.9 million, or US$ 1.9 million, of which DKK 5.6 million, or US$ 0.8 million, relate to actual loss on settled investments, whereas DKK 8.3 million, or US$ 1.1 million, is valuation adjustments reflecting the estimated market value of the investments. The result is affected positively by DKK 7.6 million, or US$ 1.0 million, from a continuously more favorable than expected settlement of undertakings of Olicom's former businesses.

Among the portfolio companies, which have passed the initial product development phase, the development has been most positive for Interactive Television Entertainment (ITE), LH Comlog and Sifira. ITE, especially known for its Hugo the Troll game character, is expected to obtain positive operating income for the second half of 2002. LH Comlog, a supplier of Internet based Fleet Management Systems, has according to plan finished a major product development task and made a promising entry onto the German market where agreements with both distributors and end-users have been made. Finally, Sifira, a supplier of advanced message services to telephone service providers, has now started operations for 3 companies in Denmark and Sweden, and more contracts are expected to be signed this year.


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The companies Danacell, Hymite and Tpack are all in the initial product development phase. During the first half of 2002 the development work in all three companies has generally proceeded as expected.

The continued decrease in demand for IT based products and services has had negative impact on some of Olicom's portfolio companies. The most severely impacted companies were Transynergy and Vizion Factory e-learning, which were both closed down as the estimated funding demands became excessive.

Based on all of the above, Olicom maintains its expectation of a net-loss for the full year of approximately DKK 20 million, or US$ 2.7 million. Despite this, 2-3 portfolio companies may become ready for an exit before the end of the year; it is Olicom's position that the significant uncertainty linked to estimates of both timing of and proceeds from possible exits, means that out of prudence such possible exits cannot be included in the estimated result.

"During the first half of 2002, the IT venture business had very difficult conditions, and there are no certain indications of any improvements soon", says Boje Rinhart, CEO of Olicom. "As a consequence, we are very aware that possible exits may not happen at the pace we could have preferred, and we have adjusted our policy regarding both new and follow-up investments accordingly."

After 30 June 2002 and in connection with the planned deregistration of the Company's common shares in the U.S., the Company has purchased shares from U.S. shareholders. Olicom now holds as treasury stock 418,969 common shares corresponding to 2.4% of shares issued. Olicom expects the deregistration issue to be settled before the end of the year.

Contact Information:

Boje Rinhart, CEO
Olicom A/S
Ph. +45 45 27 00 00
E-mail: bri@olicom.com

ABOUT OLICOM

Olicom initiates or participates in the development of new products and services that leverage leading-edge communications technologies, primarily with a focus on satisfying the needs of mobile data communication users. Business opportunities are identified both through Olicom's internal research and through the solicitation of ventures with start-up companies, which are offered seed and venture financing and access to the Company's established business network and infrastructure. More information about Olicom is available from the Company's SEC filings or by contacting the Company directly. Information is also available on the Company's Web site at www.olicom.com.

Olicom is a registered trademark.

Except for historical information contained herein, the matters discussed in this news release may contain forward-looking statements that reflect the Company's current expectations and projections about its future results, performance, prospects and opportunities. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties and other factors that could cause its actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Among the risks, uncertainties and other factors that could cause results to differ are uncertain market conditions, the successful implementation of the Company's new strategic direction; the Company's need to continue to identify and acquire interests in suitable portfolio companies; intense competition among capital providers to acquire interests in technology companies; the dependence of the Company on the financial and operating success of the enterprises in which it invests or participates; and existing and future regulations affecting the Company's business, the businesses of its portfolio companies or technology generally. Further information may be found in Olicom's periodic filings with the U.S. Securities and Exchange Commission (SEC), including the most recent reports on Form 20-F and 6-K, which identify important risk factors related to the Company's business that could cause actual results, performance, prospects or opportunities to materially differ from those contained in the forward-looking statements.

Statements of Income and Balance Sheet follow


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                                   OLICOM A/S

                   Condensed Consolidated Statements of Income
                   (In thousands except for amounts per share)

                                                            SIX MONTHS                               THREE MONTHS
                                                           ENDED JUNE 30,                           ENDED JUNE 30,
                                                 2001          2002          2002          2001          2002          2002
                                              ----------    ----------   -----------    ----------    ----------    -----------
                                                                         CONVENIENCE                                CONVENIENCE
                                                                         TRANSLATION                                TRANSLATION
                                                                             USD                                        USD
                                             (Unaudited)   (Unaudited)   (Unaudited)    (Unaudited)   (Unaudited)   (Unaudited)
VALUATION ADJUSTMENTS, AFFILIATED COMPANIES       (2,491)      (13,942)   $   (1,872)       (1,300)       (8,305)   $   (1,115)


GROSS PROFIT                                      (2,491)      (13,942)       (1,872)       (1,300)       (8,305)       (1,115)
                                              ----------    ----------    ----------    ----------    ----------    ----------

OPERATING EXPENSES
   General and administrative                      9,382         8,461         1,136         5,094         4,127           554
   Restructuring charges                            (444)       (7,571)       (1,016)         (245)       (3,590)         (482)
                                              ----------    ----------    ----------    ----------    ----------    ----------
   Total operating expenses                        8,938           890           120         4,849           537            72
                                              ----------    ----------    ----------    ----------    ----------    ----------

INCOME/(LOSS) FROM OPERATIONS BEFORE
INTEREST AND INCOME TAXES                        (11,429)      (14,832)       (1,992)       (6,149)       (8,842)       (1,187)

   Income from sale of activities                  2,456            86            12         2,456            86            11
   Interest income and other, net                  4,472         3,370           452         2,231         1,244           167
                                              ----------    ----------    ----------    ----------    ----------    ----------

INCOME/(LOSS) BEFORE INCOME TAXES                 (4,501)      (11,376)       (1,528)       (1,462)       (7,512)       (1,009)
   Income taxes                                     (595)           30             4           125            25             3
                                              ----------    ----------    ----------    ----------    ----------    ----------


NET INCOME/(LOSS)                                 (3,906)      (11,406)   $   (1,532)       (1,587)       (7,537)   $   (1,012)
                                              ----------    ----------    ----------    ----------    ----------    ----------


EARNINGS/(LOSS) PER SHARE, BASIC                   (0.22)        (0.67)   $    (0.09)        (0.09)        (0.44)   $    (0.06)
                                              ==========    ==========    ==========    ==========    ==========    ==========


EARNINGS/(LOSS) PER SHARE, DILUTED                 (0.22)        (0.67)   $    (0.09)        (0.09)        (0.44)   $    (0.06)
                                              ==========    ==========    ==========    ==========    ==========    ==========

WEIGHTED AVERAGE SHARES OUTSTANDING
INCLUDING COMMON STOCK EQUIVALENTS, BASIC         17,364        17,126        17,126        17,326        17,126        17,126
                                              ==========    ==========    ==========    ==========    ==========    ==========
WEIGHTED AVERAGE SHARES OUTSTANDING
INCLUDING COMMON STOCK EQUIVALENTS, DILUTED       17,364        17,126        17,126        17,326        17,126        17,126
                                              ==========    ==========    ==========    ==========    ==========    ==========

The balance sheets and statements of income include a convenience translation for the most recent reporting period by applying the quarter-end exchange rate of DKK 7,4478 per US$ 1.00. This translation should not be construed to imply that the DKK amounts actually represent, or have been or could have been converted to, U.S. dollars.


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                                   OLICOM A/S

                     Condensed Consolidated Balance Sheets
                                 (in thousands)

                                                     DECEMBER 31    JUNE 30      JUNE 30
                                                        2001          2002        2002
                                                     -----------   ----------   ----------
                                                                                CONVENIENCE
                                                                                TRANSLATION
                                                         DKK          DKK           USD
                                                      (Audited)    (Unaudited)  (Unaudited)
ASSETS

Current assets:
         Cash and cash equivalents                       148,288      131,922   $   17,713
         Restricted cash                                  21,679        9,134        1,226
         Accounts receivable                                 638          335           45
         Prepaid expenses and other current assets        53,356       44,170        5,931
                                                     -----------   ----------   ----------
Total current assets                                     223,961      185,561       24,915

Long-term assets                                           3,677        3,302          443

         Investments, property and equipment, net            969          596           80
         Investments in affiliated companies              58,291       72,635        9,753
                                                     -----------   ----------   ----------
TOTAL ASSETS                                             286,898      262,094   $   35,191
                                                     ===========   ==========   ==========


LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
         Accounts payable and accrued liabilities         12,433        9,757   $    1,310
         Restructuring charges                            30,118       17,597        2,363
                                                     -----------   ----------   ----------

Total current liabilities                                 42,551       27,354        3,673

Shareholders' equity                                     244,347      234,740       31,518
                                                     -----------   ----------   ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY               286,898      262,094   $   35,191
                                                     ===========   ==========   ==========

The balance sheets and statements of income include a convenience translation for the most recent reporting period by applying the quarter-end exchange rate of DKK 7,4478 per US$ 1.00. This translation should not be construed to imply that the DKK amounts actually represent, or have been or could have been converted to, U.S. dollars.

INVESTMENTS IN AFFILIATED COMPANIES AS OF JUNE 30, 2002

COMPANY                                           SHAREHOLDING (NON-DILUTED)         INVESTMENT (DKK 1.000)
-------                                           --------------------------         ----------------------
Danacell A/S                                                           13.0%                            929
Decuma AB                                                              12.6%                          8,019
GoPinocchio ApS                                                        28.2%                          3,560
Hymite A/S                                                             19.3%                         13,000
ITE ApS                                                                50.0%*)                       10,000
LH Comlog A/S                                                          14.5%                          6,250
Mobite A/S                                                             17.2%                          8,238
Scalado AB                                                             22.2%                          6,431
Sifira A/S                                                             57.2%                         17,961
T-Pack A/S                                                             18.4%                          5,500
INVESTMENT IN TOTAL                                                                                  79,888
Write-down                                                                                           (7,253)
Write-up                                                                                                  0
INVESTMENTS IN AFFILIATED COMPANIES                                                                  72,635


*) After 30 June 2002 Olicom has acquired 100% of the shares in ITE ApS